UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                     SCHEDULE 13D
                       Under the Securities Exchange Act of 1934*
                                  (Amendment No. 1)

                                    SCIOS NOVA INC.
- -------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
- -------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      808905 10 3
- -------------------------------------------------------------------------------

                                     (CUSIP Number)

                                      Richard L. Casey
                            Chairman and Chief Executive Officer
                                       Scios Nova Inc.
                                    2450 Bayshore Parkway
                                   Mountain View, CA  94043
                                     (415)  966-1550
- -------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person Authorized
                              to Receive Notices and Communications)

                                        April 10, 1995

- -------------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for an initial filing of a reporting person on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No. 808905 10 3                                               Page 2 of 8

- -------------------------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS OF
           ABOVE PERSONS

           GENENTECH, INC.
           94-2347624

- -------------------------------------------------------------------------------
      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [  ]
                                                            (b)  [  ]
          Not Applicable
- -------------------------------------------------------------------------------
      (3) SEC Use Only
- -------------------------------------------------------------------------------
      (4) Source of Funds

          WC
- -------------------------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                         [  ]

          Not Applicable
- -------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- -------------------------------------------------------------------------------
NUMBER OF    (7)  SOLE VOTING POWER 1,705,300 consisting of 100,000 shares of
SHARES BENE-      previously acquired Common Stock and 16,053 shares of
FICIALLY          nonvoting Series A Preferred Stock which are convertible into
OWNED BY          1,605,300 shares of Common Stock.
EACH REPORT- (8)  SHARES VOTING POWER
ING PERSON   (8)  0
WITH         (9)  SOLE DISPOSITIVE POWER 1,705,300 consisting of 100,000 shares of previously acquired Common Stock and 16,053 shares of
                  nonvoting Series A Preferred Stock which are convertible into
                  1,605,300 shares of Common Stock
            (10)  SHARED DISPOSITIVE POWER
                   0
- -------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,705,300 consisting of 100,000 shares of previously acquired Common Stock and 16,053 shares of nonvoting Series A Preferred Stock which are convertible into 1,605,300 shares of Common Stock
- -------------------------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES     [  ]
                 Not Applicable
- -------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.5% of Common Stock
- -------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON

           CO









CUSIP NO. 808905 10 3                                               Page 3 of 8

ITEM 1:  SECURITY AND ISSUER

1.  Class of Securities:  Common Stock issuable upon conversion of Preferred
                          Stock

2.  Issuer:  Scios Nova Inc. (Scios)

3.  Principal Address:  2450 Bayshore Parkway, Mountain View, CA  94043

ITEM 2:  IDENTITY AND BACKGROUND

      a.     Reporting Person:  Genentech, Inc. (Genentech)

      b.     Place of Organization:  Delaware

      c.     Principal Business:  Pharmaceutical company

      d. Principal Business Address: 460 Point San Bruno Blvd., South San Francisco, CA 94080

      e.     Principal Office:  As above

      f.     Criminal Convictions:  None

      g.     Civil Adjudication of Violation of Securities Laws:  None

Attached hereto as Exhibit A is a list of Genentech's executive officers and directors as required by Instruction C to Schedule 13D.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS

Pursuant to the terms of a Preferred Stock Purchase Agreement between Genentech and Scios dated December 30, 1994 (the Purchase Agreement), Genentech purchased 21,053 shares of the Series A Preferred Stock of Scios (the Convertible Preferred Stock) for $950.00 per share of Convertible Preferred Stock. The total purchase price of $20,000,350 for the Convertible Preferred Stock was paid from the working capital of Genentech. Each share of Convertible Preferred Stock is convertible into 100 shares of the Common Stock of Scios at the option of Genentech and will not have voting rights until converted into shares of Scios Common Stock. Each share of Convertible Preferred Stock also will automatically convert into 100 shares of Common Stock of Scios upon transfer of ownership to a third party unaffiliated with Genentech. Under the Purchase Agreement, Scios, at the request of Genentech, will file resale registration statements covering certain of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

Genentech and Scios entered into a Collaboration Agreement dated as of December 30, 1994. Under the terms of the Collaboration Agreement, Genentech and Scios will collaborate in the development of Auriculin for Acute Renal Failure (ARF) in the United States and Canada. The two companies will co-promote Auriculin for ARF in the United States and Canada, and equally share profits from its commercialization. Scios also granted Genentech exclusive marketing rights to all other markets outside the United States and Canada and Scios will receive a royalty on sales.







CUSIP NO. 808905 10 3                                               Page 4 of 8

In addition, pursuant to the terms of a Note Agreement between Genentech and Scios (the Note Agreement), Genentech has provided $30 million that Scios may draw down as a loan at its discretion through December 30, 2002. The loan is repayable, at the option of Scios, in the form of cash or shares of Scios Common Stock (at the then prevailing market price) at any time through December 30, 2002. The loan is supported by a $30 million irrevocable letter of credit issued in favor of Scios.

ITEM 4:  PURPOSE OF TRANSACTION

The purpose of the initial purchase of the shares of Convertible Preferred Stock described in Item 3 was investment. Depending on its evaluation of the business of Scios, prospects, financial condition, the market for Scios securities, other opportunities available to Genentech, general economic conditions, general market conditions, other future developments and the contractual restrictions described in Item 6, Genentech may decide to sell some or all of its investment in the capital stock of Scios through open market sales or in negotiated transactions, to or through one or more broker dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, Genentech may in the future purchase additional capital stock of Scios or enter into hedging or similar transactions as described in Item 6. Based upon such factors, Genentech, however, may reduce its equity ownership in a company with publicly traded securities to below five percent.

Based upon the factors described above and pursuant to an effective Form S-3 Registration Statement, between March 31, 1995 and April 10, 1995 Genentech sold an aggregate of 5,000 shares of Convertible Preferred Stock, which were automatically converted into 500,000 shares of Scios Common Stock upon transfer to an unaffiliated third party, for an aggregate sales price of $3,506,250, excluding commissions. Additional detail of these sales is set forth on Exhibit
B. The purpose of Genentech in effecting the sales was to decrease its aggregate equity interest in Scios.

Except as described in this Item 4, Genentech does not have any plan or proposal relating to, or which would result in, any event described in (a) -
(j) of the instructions to this Item 4.

ITEM 5:  INTEREST IN SECURITIES OF ISSUER
       a.     Beneficial Ownership:     1,705,300 (1)
              Percentage Ownership:          4.5%

(1) On a Common Stock equivalent basis. Includes 100,000 shares of Scios Common Stock acquired by Genentech on October 2,1992 in exchange for a license of technology of Genentech to Scios in connection with the termination of a prior collaborative arrangement between the parties.

To the best knowledge of the undersigned, except for Genentech, no shares of Common Stock of Scios or equity securities convertible into shares of Common Stock of Scios, are owned by any of the parties listed in Item 2 above.

       b.     Sole Voting Power:          1,705,300
              Shared Voting Power:                0
              Sole Dispositive Power:     1,705,300
              Shared Dispositive
              Power:                              0





CUSIP NO. 808905 10 3                                               Page 5 of 8

       c. Recent Transactions: As described above in Item 4, between March 31, 1995 and April 10, 1995 Genentech sold an aggregate of 5,000 shares of Convertible Preferred Stock, which were automatically converted into 500,000 shares of Scios Common Stock upon transfer to an unaffiliated third party, for an aggregate sales price of $3,506,250, excluding commissions. Additional detail of these sales is set forth on Exhibit B. Except as described herein, Genentech has not made any other purchases or sales of Common Stock of Scios in the last sixty days.

       d.     Receipt of dividends, etc.:  Not applicable

       e. Ownership below 5%: As of April 10, 1995, Genentech was the beneficial owner of less than five percent of Scios Common Stock.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF ISSUER

To the best knowledge of the undersigned, except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of Scios, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Under the Purchase Agreement, Genentech and Scios have agreed as follows:

     1. With respect to the shares of Convertible Preferred Stock or shares of Common Stock issuable upon conversion thereof (Securities), Genentech will not, without the approval of Scios, sell to a single third party investor (including its affiliates) greater than: (i) 500,000 Securities in any 12 month period prior to December 31, 1996, and (ii) 1,000,000 Securities in any twelve month period thereafter, except pursuant to a tender offer approved by Scios board of directors. The foregoing volume limitation is inapplicable to sales of Securities to brokers or dealers who agree to abide by such volume limitation. In addition, the volume limitation will terminate upon the issuance of any shares of Scios Common Stock pursuant to the Note Agreement described in Item 2.

     2. Genentech will not transfer ownership of any of the Securities to an unaffiliated third party without first permitting Scios to purchase such Securities at the then market price for such Securities. If Scios declines to purchase any such Securities, Genentech is no longer obligated to offer those Securities to Scios before transferring ownership to an unaffiliated third party. In addition to any other termination provision described in (1) above, the obligations of Genentech under (1) and (2) terminate upon the earliest to occur of (i) December 30, 2002, (ii) the date on which Genentech and its affiliates (i.e., companies controlled by Genentech) no longer own 3% of the outstanding voting equity securities of Scios, or (iii) the closing of a merger or similar transaction pursuant to which greater than 50% of the voting stock of Scios is transferred to a stockholder or group of stockholders, or a sale of all or substantially all of the assets of Scios.

     3. Prior to December 30, 1999, neither Genentech nor any of its affiliates (i.e., companies controlled by Genentech) nor any one acting on its behalf will acquire any Scios equity securities without the written consent of Scios, except pursuant to the Note Agreement described in Item 2. The foregoing obligation terminates earlier upon the receipt of Scios of a firm offer from a third party to acquire more than 50% of Scios' voting stock or all or substantially all of its assets.


CUSIP NO. 808905 10 3                                               Page 6 of 8

     Subject to the contractual restrictions described above, Genentech may from time to time enter into hedging transactions, including short sales and buying puts and selling calls, for its own account or with broker-dealers and the broker-dealers may engage in short sales of Common Stock of Scios in the course of hedging the positions they assume with Genentech. In connection with such transactions, Genentech may also loan or pledge shares of Convertible Preferred Stock to a broker-dealer. As described in Item 2 above, shares of Convertible Preferred Stock automatically convert into shares of Common Stock upon transfer of ownership to a third party unaffiliated with Genentech.

ITEM 7:  EXHIBITS

None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 20, 1995

GENENTECH, INC.

/S/STEPHEN G. JUELSGAARD
- ------------------------
Stephen G. Juelsgaard
Vice President and
General Counsel





CUSIP NO. 808905 10 3                                               Page 7 of 8


                                EXHIBIT A


Item 2.

(a) Name: Genentech hereby incorporates by this reference from its Form 10-K filed with the Securities and Exchange Commission on March 30, 1995 the Section in Part I entitled Genentech, Inc., Executive Officers and incorporates by this reference from its definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 1995 the Section entitled Proposal
 1 - Election of Directors, Nominees.

(b) Residence or business address: The address for each of the officers and directors described in Item 2(a) above is:

              c/o  Genentech, Inc.
              460 Point San Bruno Blvd.
              South San Francisco, CA  94080

(c) Principal Occupation: Genentech hereby incorporates by this reference from its Form 10-K filed with the Securities and Exchange Commission on March 30, 1995 the Section in Part I entitled Genentech, Inc., Executive Officers and incorporates by this reference from its definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 1995 the Section entitled Proposal 1 - Election of Directors, Nominees.

(d) Criminal Proceedings, etc.: During the last five years, none of the individuals described in Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings, etc.: During the last five years, none of the individuals described in Item 2(a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Citizenship: Each of the individuals described in Item 2(a) above are citizens of the United States, except directors Drews and Kessler who are citizens of Switzerland.



CUSIP NO. 808905 10 3                                           Page 8 of 8


                                  EXHIBIT B

                      Sales of Scios Nova Inc. Common Stock
          (Transactions effected on NASDAQ Over the Counter Market)
                       (All prices exclude commissions)



           Date                Number of Shares        Price Per Share
                               of Common Stock
- ------------------------------------------------------------------------------
          3/31/95                  50,000                  7.5000
           4/4/95                  50,000                  7.3750
           4/7/95                  50,000                  7.1250
          4/10/95                 350,000                  6.8750